APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Uncommon Path Brewing
Income Statement
For the periods ended 1/1/2021-12/31/2021

	Current Period	Prior Period
	1/1/2021-12/31/2021	1/1/2020-12/31/2020
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Uncommon Path Brewing
Balance Sheet
For the period ended 12/31/2021

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	0
Petty Cash	0
Accounts Receivables	0
Inventory	0
Prepaid Expenses	0
Employee Advances	0
Temporary Investments	0
Total Current Assets	0
Fixed Assets:	
Land	0
Buildings	0
Furniture and Equipment	0
Computer Equipment	0
Vehicles	0
Less: Accumulated Depreciation	0
Total Fixed Assets	-
Other Assets:	
Trademarks	0
Patents	0
Security Deposits	0
Other Assets	0
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	0
Business Credit Cards	0
Sales Tax Payable	0
Payroll Liabilities	0
Other Liabilities	0

Current Portion of Long-Term Debt	0
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	0
Mortgage Payable	0
Less: Current portion of Long-term debt	0
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	0
Opening Retained Earnings	0
Dividends Paid/Owner's Draw	0
Net Income (Loss)	0
Total Equity	-
TOTAL LIABILITIES & EQUITY	0
Balance Sheet Check	-

Uncommon Path Brewing
Statement of Cash Flow
For the period ended 1/1/2022-12/31/2022

	Current Period	Prior Period
	31-Dec-22	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:		
Owner Cash Investment	285,000	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	285,000	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Equipment Purchase	(162,000)	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	(162,000)	-
NET INCREASE (DECREASE) IN CASH	123,000	-
CASH - BEGINNING	-	-
CASH - ENDING	123,000	-

Uncommon Path Brewing
Income Statement
For the periods ended 1/1/2022-12/31/2022

	Current Period 1/1/2022-12/31/2022	Prior Period 1/1/2021-12/31/2021
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Uncommon Path Brewing
Balance Sheet
For the period ended 12/31/2022

	Current Period	Prior Period
	31-Dec-22	**31-Dec-21**
ASSETS		
Current Assets:		
Cash	$ 123,000.00	0
Petty Cash	$ -	0
Accounts Receivables	$ 3,000.00	0
Inventory	$ -	0
Prepaid Expenses	$ -	0
Employee Advances	$ -	0
Temporary Investments	$ -	0
Total Current Assets	$ 126,000.00	0
Fixed Assets:		
Land	$ -	0
Buildings	$ -	0
Furniture and Equipment	$ 128,000.00	0
Computer Equipment	$ -	0
Vehicles	$ -	0
Less: Accumulated Depreciation	$ -	0
Total Fixed Assets	$ 128,000.00	-
Other Assets:		
Trademarks	$ -	0
Patents	$ -	0
Security Deposits	$ 16,800.00	0
Other Assets	$ -	0
Total Other Assets	16,800.00	-
TOTAL ASSETS	$ 270,800.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	0
Business Credit Cards	$ 1,800.00	0
Sales Tax Payable	$ -	0
Payroll Liabilities	$ -	0
Other Liabilities	$ -	0

Current Portion of Long-Term Debt	$	-	0
Total Current Liabilities		1,800.00	-
Long-Term Liabilities:			
Notes Payable		0	0
Mortgage Payable		0	0
Less: Current portion of Long-term debt		0	0
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		269000	0
Opening Retained Earnings		0	0
Dividends Paid/Owner's Draw		0	0
Net Income (Loss)		0	0
Total Equity		269,000.00	-
TOTAL LIABILITIES & EQUITY	$	270,800.00	0
Balance Sheet Check		-	-

Uncommon Path Brewing
Statement of Cash Flow
For the period ended 1/1/2022-12/31/2022

	Current Period	Prior Period
	31-Dec-22	**31-Dec-21**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Owner Cash Investment	285,000	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	285,000	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Equipment Purchase	(162,000)	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	(162,000)	-
NET INCREASE (DECREASE) IN CASH	123,000	-
CASH - BEGINNING	-	-
CASH - ENDING	123,000	-

I, Joshua Breault, certify that:

1. The financial statements of Dazed Brewing LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Dazed Brewing LLC included in this Form reflects accurately the information reported on the tax return for Dazed Brewing LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *Joshua Breault*

Name: Joshua Breault

Title: Owner